UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

Buffalo Wild Wings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

119848109
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Aly El Hamamsy Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

October 5, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard T. McGuire III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
260,396

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
260,396

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
260,396

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,009

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,009

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato International Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
663,595

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
663,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
663,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato NY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
100

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 11

This amendment No. 4 to Schedule 13D (this “Amendment No. 4”), amends and supplements the Schedule 13D (the “Initial 13D”) filed on July 25, 2016 (the Initial 13D and, as amended and supplemented through the date of this Amendment No. 4, collectively the “Schedule 13D”), by the Reporting Persons, relating to the Common Stock, no par value (the “Shares”), of the Issuer, a Minnesota corporation. Marcato, L.P., Marcato II, L.P., Marcato International Master Fund, Ltd. and Marcato NY LLC are collectively referred to herein as the “Funds.”  Capitalized terms not defined in this Amendment No. 4 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

CUSIP No. 119848109	SCHEDULE 13D	Page 9 of 11

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Shares referenced in Item 5 and 6 directly owned by the Funds is approximately $135,506,667.  The Shares were purchased with the working capital of the Funds.

Item 4.	Purpose of Transaction.

Attached hereto at Exhibit G is a presentation made by Marcato at the "Sohn San Francisco Investment Conference" on October 5, 2016.

Item 5.	Interest in Securities of the Issuer

(a) – (e) As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 950,000 Shares (the “Marcato Shares”), constituting approximately 5.2% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 260,396 Shares, constituting approximately 1.4% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 26,009 Shares, constituting approximately 0.1% of the Shares (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 663,595 Shares, constituting approximately 3.6% of the Shares and (v) Marcato NY LLC may be deemed to be the beneficial owner of 100 Shares (the “Marcato NY Shares”), constituting less than 0.01% of the Shares, each based upon 18,297,886 Shares outstanding as of July 25, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 26, 2016.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 260,396 Shares.  Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 26,009 Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 663,595 Shares.  Marcato NY LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato NY Shares.  Marcato, as the investment adviser of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares.  Marcato, L.P., as the sole member of Marcato NY LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato NY LLC Shares.  By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares. By virtue of Marcato, L.P.’s position as the sole member of Marcato NY LLC, Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato NY Shares and, therefore, Marcato, L.P. may be deemed to be the beneficial owner of the Marcato NY Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit E and Exhibit H, including certain portfolio rebalancing transactions among the Funds that do not change the number of shares beneficially owned by the Reporting Persons. Those transactions were effected for the accounts of the Reporting Persons, as further specified in Exhibit E and Exhibit H. Except as set forth in Exhibit E and Exhibit H attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

                The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 119848109	SCHEDULE 13D	Page 10 of 11

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement*
Exhibit B:  Schedule of Transactions in Shares*
Exhibit C:  Letter, dated August 17, 2016*
Exhibit D:  Presentation, dated August 25, 2016*
Exhibit E:  Schedule of Transactions in Shares*
Exhibit F:  Joinder Agreement*
Exhibit G:  Presentation, dated October 5, 2016
Exhibit H:  Schedule of Transactions in Shares

*   Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 11 of 11

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2016

Marcato Capital Management LP♦
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Marcato NY LLC

By:	Marcato, L.P., its Sole Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

♦
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Exhibit G

 SOHN SAN FRANCISCOOCTOBER 2016

 DisclAIMER  1  This presentation (the “Presentation”) has been prepared by Marcato Capital Management LP (“Marcato”), an SEC registered investment advisor based in San Francisco, California. Marcato provides investment advisory services to proprietary private investment funds (collectively, the “Marcato Funds”) that may beneficially own and/or have an economic interest in shares of Buffalo Wild Wings, Inc. (the “Company”). This Presentation is for informational purposes only and should not be construed as investment advice for any person, and should not be relied upon for making any investment decision. The securities or investment ideas listed in this Presentation are not presented in order to suggest or show profitability of any or all transactions. There should be no assumption that an investment in any security identified or described in this Presentation was or will be profitable.The views expressed in this Presentation represent the views and opinions of Marcato and/or certain affiliates and are based on publicly available information and Marcato analyses. Certain financial information and other data used in this Presentation has been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) by the issuer or other companies that Marcato considers comparable. Marcato has not sought or obtained consent from any third party to use any statements or information indicated in the Presentation as having been obtained or derived from a third party, and the inclusion of such third party statements or information should not be viewed as indicating the support of such third party for the views expressed in this Presentation. While Marcato believes that the information contained in this Presentation is accurate in all material respects, such information has not been independently verified by Marcato, and Marcato disclaims any and all liability as to the completeness or accuracy of the information and for any omissions of material facts. Marcato disclaims any obligation to correct, update or revise this Presentation or to otherwise provide any additional materials to recipients of this Presentation. Neither Marcato nor any of its affiliates makes any representation or warranty, express or implied, as to the accuracy, fairness or completeness of the information contained herein and the recipient agrees and acknowledges that it will not rely on any such information. The Marcato Funds are in the business of trading—buying and selling—securities. There may be developments in the future that cause one or more of the Marcato Funds to engage in transactions that change the beneficial and/or economic interest in the Company. The Marcato Funds may buy or sell or otherwise change the form or substance of any of their investments at any time in any manner permitted by law, and expressly disclaims any obligation to notify any recipient of the Presentation of any such changes. This Presentation may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect Marcato’s views with respect to, among other things, future events and financial performance, and actual results may vary materially from the results discussed in this Presentation. Forward-looking statements are subject to various risks and uncertainties and assumptions and there can be no assurance that any idea or assumption contained in this Presentation is, or will be proven, correct. Forward-looking statements should not be regarded as a representation by Marcato that the future plans, estimates or expectations contemplated will ever be achieved. Under no circumstances is this Presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security, including, without limitation, any interest in any Marcato Fund. Any offer to purchase an interest in a Marcato Fund would only be made at the time a qualified offeree receives the Confidential Explanatory Memorandum of such fund. Any investment in the Marcato Funds is speculative and involves substantial risk, including the risk of losing all or substantially all of such investment.This document is the property of Marcato and may not be published or distributed, in whole or in part, without the express prior written consent of Marcato.

BUFFALO WILD WINGS ("BWLD"): A GROWING, DISTINCTIVE RESTAURANT BRAND

Ticker: "BWLD"

Recent Stock Price: $141

- Differentiated concept focused on "wings, beer, and sports"
- Long history of industry-leading SSS growth
- ~1,200 units with long-term potential to grow to 1,700 units in US & Canada and 400+ units internationally (75% future unit growth)

- **Capitalization:**
  - Market Cap: $2.6 billion
  - Enterprise Value: $2.7 billion
- **Valuation ('17E):**
  - P / E: 20.7x
  - EV / EBITDA: 7.7x
- **Consensus Estimates:**
  - 2017E EPS: ~$6.80 per share
  - 2017E EBITDA: ~$350 million

MARCATO

Source: Company filings, CapitalIQ. Market data as of 9/30/16.

2

WHY WE INVESTED IN BUFFALO WILD WINGS

- Differentiated concept with long runway for growth
- SSS declines and capital allocation missteps have hurt shares
- Opportunity to create substantial shareholder value by:

1) **Transitioning to a 90%+ franchised model**
2) **Improving "4-wall" profitability and returns**
3) **Optimizing capital structure**

MARCATO

3

 I. Highlights from Marcato’s recent 13-D  4

 Multiple has compressed as traffic has slowed and costs continue to rise  5  P / e (NTM) | 2011 – 2016    …once Drove Ev / ebitdA Multiple expansion    22.9x  8.1x  Avg.: 9.6x  Avg.: 25.9x     pricing power  best-in-class SSS Growth…    Q1 Q2 Q3 Q4  Q1 Q2   2011  2012  2013  2014  2015  ‘16   Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  5-yr. Avg.: 5%    Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1   2011  2012  2013  2014  2015  ‘16   Avg.: 21.5%  Source: Company filings, CapitalIQ, Bloomberg. Market data as of 9/30/16.  1   …offsetting cost inflation…    2

   When growth slowed, BWLD acquired franchised stores for high multiples  6  Make slide  TotalAcquisitionExpense  $33.7m  $43.6m  $4.3m  $30.5  $205.2m  # Units Acquired:  18  18  3  13  54  –  –  –  2  1   --Existing BWW   --Existing R Taco  –  –  –  –  4   --BWW under Construction  Estimated acquisition cost per restaurant | 2011 – 2016    Avg. Replacement Cost: $2,300  Source: Company filings, Marcato estimates. Franchise rights for Rusty Taco included in purchase price. 2014 calculation assumes full ownership of all restaurants acquired.(1) 2015 acquisition included franchise rights of $99m.  BWLD’s franchisee acquisitions in 2015 valued acquired stores ~80% above prior four-year averageand ~50% above replacement cost    I would replace the rusty taco box with anAnnotation that shows EBITDA multiple for 2015  18  18  3  15  59

 incentive structure rewards growth at any cost  7  Source: Company filings.  Cash incentive Program performance metrics    Equity incentive Program composition              Aggregate Growth Metrics  Profitability / Per-Share Metrics  Majority of at-risk executive compensation is linked to aggregate growth irrespective of capital deployment

 underperformance driven by SSS slowdown and poor capital allocation  8  TSR | 5-year     TSR | 1-year     Source: Company filings, CapitalIQ, Bloomberg. Market data as of 9/30/16.  +138%  +164%  (27%)  (2%)  [ ]  10/28/15:SSS & earnings missLarge acquisition to blameGuidance lowered for 2015Shares fell ~17%

   Growth in auvs and unit profits mask declining returns on capital deployed  BWLD points to “dollar growth”…  9  new unit upfront investment ($000s)    Net income | 2021E    “4-wall” EBITDA, adj. for rents ($000s)    Est. “Cash on cash” returns, adj. for rents (%)    At IPO (c. 2003)  FY 2015    Source: Company filings, Marcato estimates. Upfront investment includes cash investment plus pre-opening expenses, assuming building is leased. “4-wall” EBITDA and cash on cash return shown as adjusted, assuming an additional 6% of sales charged for building leases on 24% of company stores.  Include? Equity becomes negative  Average unit volumes ($000s)            At IPO (c. 2003)  FY 2015  At IPO (c. 2003)  FY 2015  At IPO (c. 2003)  FY 2015  +2.2x  +2.1x  +3.1x  -925 bps  …without explaining greater capital intensity    % Buildings Owned    % Buildings Owned  –  ~24%  –  ~24%

   Not all earnings growth is created equal  10  BWLD’s Cost of Capital (~9.5%)  High Multiple  High ROIC  Low ROIC  Low Multiple  Franchisee acquisitions at premium multiples  Non-core brand investments  Opening Company-Owned Stores  Franchising + High Growth  Potentially revise    r  a  a      a  a  r  High Earnings Growth  Medium Earnings Growth  Low Earnings Growth  a  Franchising + Low Growth    Declining ROIC will pressure multiple for any given rate of growth   10

       Franchise businesses command higher multiples  11  BWLD’s franchise operation = a high margin royalty stream that grows without capital     Restaurant Operator  Restaurant Franchisor  Contribution Margins  Mid-teens  [90%+]  Earnings Sensitivity to Changes in SSS  High  Minimal  Effect of Cost Inflation  Pressures Margins  ↑ Franchise Fees  Maintenance CapEx  High  None  Unit Growth  Capital Intensive  Requires No Capital    70+% mix = higher multiplesBWLD is one of few “in the middle”BWLD’s growth would command a premium multiple if it were more highly franchised    2  3  4  1    Source: Company filings, CapitalIQ. Market data as of 9/30/16. EBITDA multiples shown on an “NTM” basis, based on Wall Street consensus estimates. (1) On April 15, 2015, Panera announced that it had made significant progress on its earlier goal of refranchising 50-150 stores in 2015, as well as achieving G&A savings. The   ≤ 5% EBITDA growth (’16-’17E)  5-9% EBITDA growth (’16-’17E )  9+% EBITDA growth (’16-’17E)  ↑ Franchise Mix=↑ Margin =↑ ROIC =↑ Multiple  >70% FranchisedL: 10.2x M: 13.2x H: 20.2x  < 30% FranchisedL: 4.1x M: 8.1x H: 9.6x  30 - 70% FranchisedL: 8.1x M: 8.4x H: 11.5x    Company announced an increased share repurchase program of $750m, with $500m to be executed in the remainder of 2015, funded from cash flow and $500m of new debt as well as proceeds from the sale of company-owned stores to franchisees. Panera cited its engagement in constructive dialogue with Luxor Capital Group, LP.

 II. Where do we stand?  12

 Marcato’s key recommendations to BWLD  Improve “4-wall” Ebitda & returns  Marcato recommendation: Target 90% mix by 2020; presentation articulates value creation from franchisingBWLD management: Still working with advisors to determine optimal mixOver 2 months have passed since initial discussions; no update since  Increase capital allocation discipline  Marcato recommendation: Engage operational consultants to prioritize areas for maximizing unit-level profitBWLD management: Announced 20% 4-wall margin target at Analyst Day, no explanation of targeted expense areas, timeline, or plan of actionUnclear whether consultants have been contacted  Transition to a 90% franchised model  Marcato recommendation: Target appropriate mix of debt and equity, framework for evaluating capital planning decisionsBWLD management: Leveraged buyback announced at Analyst Day (no timeline); potentially busted math“Framework” offered by management is vague, prioritizes growth over ROIC  13  I.  B.  C.  We asked:Optimize cap structureImprove core bizRefranchise  Transition to a 90% Franchised Model  Improve “4-Wall” Profitability and Returns  Optimize Capital Structure  II.  III.    Strategic & financial drivers    impact to value    ImproveReturns on Capital    ReduceCost of Capital  CreateEconomic Value  +  =

 Status of marcato’s proposal  Improve “4-wall” Ebitda & returns  Marcato recommendation: Target 90% mix by 2020; presentation articulates value creation from franchisingBWLD management: Still working with advisors to determine optimal mixOver 2 months have passed since initial discussions; no update since  Increase capital allocation discipline  Marcato recommendation: Engage operational consultants to prioritize areas for maximizing unit-level profitBWLD management: Announced 20% 4-wall margin target at Analyst Day, no explanation of targeted expense areas, timeline, or plan of actionUnclear whether consultants have been contacted  Transition to a 90% franchised model  Marcato recommendation: Target appropriate mix of debt and equity, framework for evaluating capital planning decisionsBWLD management: Leveraged buyback announced at Analyst Day (no timeline); potentially busted math“Framework” offered by management is vague, prioritizes growth over ROIC  14  III.  B.  C.  We asked:Optimize cap structureImprove core bizRefranchise  Optimize Capital Structure  Announced leverage target of 1.5x Debt / EBITDA; total of $375m in authorized share repurchasesNo timeline for reaching target or completing buybacksFocus on gross debt instead of net debt is puzzlingMath does not work: with ~$350m of EBITDA (2017E), current net debt of ~$85m, and interim FCF of ~$170m, BWLD will need to return ~$610m to reach target by year-end 2017No discussion of capital budget for new units or franchisee buyouts

 Status of marcato’s proposal (Cont’d)  Improve “4-wall” Ebitda & returns  Marcato recommendation: Target 90% mix by 2020; presentation articulates value creation from franchisingBWLD management: Still working with advisors to determine optimal mixOver 2 months have passed since initial discussions; no update since  Increase capital allocation discipline  Marcato recommendation: Engage operational consultants to prioritize areas for maximizing unit-level profitBWLD management: Announced 20% 4-wall margin target at Analyst Day, no explanation of targeted expense areas, timeline, or plan of actionUnclear whether consultants have been contacted  Transition to a 90% franchised model  Marcato recommendation: Target appropriate mix of debt and equity, framework for evaluating capital planning decisionsBWLD management: Leveraged buyback announced at Analyst Day (no timeline); potentially busted math“Framework” offered by management is vague, prioritizes growth over ROIC  15  II.  B.  C.  We asked:Optimize cap structureImprove core bizRefranchise  Improve “4-Wall” Profitability and Returns  In June, we encouraged BWLD to engage operations consultantsEstimated “4-wall” margin opportunity of several hundred bpsNo observable plan or outside engagement yet disclosedPer Analyst Day, aspiring to 20% “4-wall” margins (~18.6% LTM)No specific opportunities identified or quantifiedNo timeline for implementation or achievementRecent commentary implies margin “improvement” goals may primarily be result of plan to sell restaurants with below average margins rather than improved profitability of existing portfolio

 Status of marcato’s proposal (Cont’d)  Improve “4-wall” Ebitda & returns  Marcato recommendation: Target 90% mix by 2020; presentation articulates value creation from franchisingBWLD management: Still working with advisors to determine optimal mixOver 2 months have passed since initial discussions; no update since  Increase capital allocation discipline  Marcato recommendation: Engage operational consultants to prioritize areas for maximizing unit-level profitBWLD management: Announced 20% 4-wall margin target at Analyst Day, no explanation of targeted expense areas, timeline, or plan of actionUnclear whether consultants have been contacted  Transition to a 90% franchised model  Marcato recommendation: Target appropriate mix of debt and equity, framework for evaluating capital planning decisionsBWLD management: Leveraged buyback announced at Analyst Day (no timeline); potentially busted math“Framework” offered by management is vague, prioritizes growth over ROIC  16  I.  B.  C.  We asked:Optimize cap structureImprove core bizRefranchise  Transition to a 90% Franchised Model  Management has questioned feasibility of achieving 90% mix by 2020We have engaged multiple industry-leading refranchising advisors who have reinforced feasibility and market attractiveness:Market is deep, mature, and eager to absorb refranchised unitsBWLD is one of the most desirable casual brands in the market Franchisee operating companies & institutional buyers are interested in assets of this type and are able to transact at favorable multiplesFranchisees are incentivized to be better operators and to fuel new unit growthOur timeline (90% mix by 2020) is viewed by experts as conservative

MARCATO HAS ENGAGED THE CYPRESS GROUP FOR INDUSTRY-SPECIFIC GUIDANCE

- **The Cypress Group has led the multi-unit franchise industry in M&A transactions, including refranchising programs, for more than 25 years**
- Cypress has successfully executed refranchising and reorganization efforts for:
  - Wendy's International (~1,000 units refranchised)
  - TGI Fridays / Sentinel Partners (~175 units refranchised)
  - Burger King (~ 600 restaurants restructured or refranchised)
- Cypress has deep experience in working with all segments of the multi-unit restaurant industry, including BWLD

MARCATO
17

 Don’t take marcato’s word for it  18  “We are highly confident BWLD could refranchise their owned stores at a multiple of 6.0x or higher and estimate a refranchising process to 90% could take as few as 18-24 months”    – Cypress Group

CYPRESS FEELS BWLD REFRANCHISING WOULD BE WELL RECEIVED

- Franchisee market is strong and has grown significantly in the last decade
  - More than 150 companies with >$50m in revenue and purchasing power in excess of $100m per company
  - Hundreds of additional entities with individual BWLD market acquisition capacity of $30m to $100m
- Institutional capital attracted to franchise-related investments (decades of strong returns, proven operating model, "Amazon-proof")
- Current franchise M&A environment is at historic highs for transaction sizes and valuations
- Refranchising can enhance BWLD's brand and operating model as well as maximize future system growth by ceding development to franchisees
  - Cypress has expertise in maximizing current value, franchisee operational selection, and commitments for future growth and reimaging

MARCATO
19

     BWLD Units should receive attractive multiples based on best in class metrics  Source: Company filings, Marcato estimates. Multiple ranges based on management disclosures and Cypress Group input (TGI Fridays only). Unit growth estimates shown net of closures, based on Wall Street research.    # of StoresRefranchised  1,139  ~175  479  380    Program Duration  3.5 yrs.  ~1 yr.  ~5 yrs.  ~6 yrs.    Brand Strength / Differentiation              SSS Growth(’06 – ‘15 Avg.)    Ease of Operations                 Future Unit Growth(’15A – ’17E)    EBITDA Multiples Received  ~5-6x  ~5-6x  ~5-6x  ~6x    20          ~6-7x  ~2-5 yrs.  664  Executed During Credit Crisis  1.2%  NA  (0.5%)  0.3%  5.4%  “4-Wall” Margins(Pre-Refranchising)  ~14%  ~11%  ~12%  ~14%  ~19%    “4-Wall” Margins(Pre-Refranchising)  15.1%(’13)  11.4%(’13)  12.5%(’06)  13.6%(’06)  18.6%(’15)  ~0%  ~0%  ~0%  ~2%  ~10%+  Year Commenced  2013  2014  2007  2007  NA

POOL OF INTERESTED BUYERS NEARLY 30x THE SIZE OF BWLD STORES TO BE SOLD

"The universe of potential buyers is highly acquisitive and scaled: a BWLD refranchising would be an attractive and financeable investment for both existing franchisee operating companies and institutional buyers with proven track records in the industry" – Cypress Group

SIZE OF POTENTIAL BUYERS | 2015 REVENUES ($bn)



~150 most likely to be interested
$35.0bn
$7.7bn
$27.2bn
$7.5bn
$15.9bn
$2.0bn
$60.3bn
Represents 3.7% of the addressable buyer pool
$2.2bn
Top 200 Franchisees Nationally
Smaller Franchisee Operating Companies (~300 below Top 200)
Private Equity & Family Offices
Existing BWLD Franchisees
Total Revenues Managed by Target Potential Buyers
BWLD Refranchising (664 units through 2021 @ $3.25m AUV)

Source: Franchise Times.

Note: Franchisees from Top 200 likely to be interested shown as determined by Cypress Group. Smaller Franchisee Operating Companies assumes 300 such groups averaging ~$25m in revenues each. Private Equity and Family Offices based on $69.5bn of total fund size among top 100 firms seeking exposure to restaurants/consumer space, assuming 8% maximum allocation per investment, and 35% equity / TEV ratio per investment, based on input from Cypress. BWLD franchised system revenues based on 2015 company-owned AUVs, multiplied by the expected number of units to be refranchised by 2021.

MARCATO

21

BWLD’s refranchising is a small portion of the total franchised universe  22    Domestic sales of franchise systems| 2014/15 Revenues ($bn)    Source: GE Capital 2015 Chain Restaurant Industry Review. Franchise system revenues based on 2014 sales per unit, by concept. BWLD franchised system revenues based on 2015 company-owned AUVs, multiplied by the expected number of units to be refranchised by 2021.  BWLD’s multi-year refranchising would represent just 1.4% of the estimated $153bn of domestic franchise system sales in 2014 for the top 100 chains    Domestic Franchised Units  664  131,898

 franchise industry Bank Lending is 35x AMOUNT REQUIRED TO FINANCE BWLD REFRANCHSING  23    Domestic sales of franchise systems| 2014/15 Revenues ($bn)    Source: Cypress Group. Assumptions and calculations for assumed gross proceeds to BWLD detailed on p. 38 of Marcato’s 13-D/A filed 8/17/16.  “There is more-than-ample lending capacity to finance a BWLD refranchising” – Cypress Group  Estimated current franchisee bank debt outstanding      Top 14 Franchise-Focused Lenders    Add’lGeneralist Lenders

 Industry diligence confirms a refranchising is highly feasible  Improve “4-wall” Ebitda & returns  Marcato recommendation: Target 90% mix by 2020; presentation articulates value creation from franchisingBWLD management: Still working with advisors to determine optimal mixOver 2 months have passed since initial discussions; no update since  Increase capital allocation discipline  Marcato recommendation: Engage operational consultants to prioritize areas for maximizing unit-level profitBWLD management: Announced 20% 4-wall margin target at Analyst Day, no explanation of targeted expense areas, timeline, or plan of actionUnclear whether consultants have been contacted  Transition to a 90% franchised model  Marcato recommendation: Target appropriate mix of debt and equity, framework for evaluating capital planning decisionsBWLD management: Leveraged buyback announced at Analyst Day (no timeline); potentially busted math“Framework” offered by management is vague, prioritizes growth over ROIC  24  B.  C.  We asked:Optimize cap structureImprove core bizRefranchise  Marcato has engaged multiple industry experts, including dedicated investment bankers who specialize in refranchising M&AExperts are consistently confident in BWLD’s ability to refranchise:Strong market appetite for refranchised restaurantsBWLD’s brand is in unique demand for its growth and differentiationDeep and experienced universe of potential buyersAbundant lending capacity, especially for large-scale transactionsSale multiples for refranchised stores likely to be favorableTiming expectation of 4-5 years is potentially conservative

                 We believe BWLD’s stock price could rise by more than 2-3x under marcato’s proposal  Potential value creation for buffalo wild wings| 2015A – 2021E    Source: Company filings, Bloomberg, Marcato estimates. Market data as of 9/30/16. Status quo case assumes no refranchising and no recapitalization.  49%  54%  63%  72%  81%  90%  90%  8.1x  13.0x  Franchise Mix  EV/EBITDA(NTM)  26.9x  20.3x  Implied P/E  18.3  15.7  13.7  11.8  8.8  7.0  6.6  Basic Share Count  25  Status Quo  Current / LTM  2016E  2017E  2018E  2019E  2020E  2021E      High: $311 @ 10.0x EBITDA  Mid: $265 @ 8.5x EBITDA  Low: $218 @ 7.0x EBITDA  90% Franchised  High: $458 @ 14.5x EBITDA  Mid: $402 @ 13.0x EBITDA  Low: $346 @ 11.5x EBITDA  +82%  +60%  Δ Current - ’21  (25%)  (64%)  Current: $141  7.9%  9.2%  9.8%  11.1%  14.5%  21.1%  26.9%  EBIT Margin  +242%

Exhibit H

TRANSACTIONS

Exhibit E to the Schedule 13D is incorporated herein by reference. Together with Exhibit E, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 5, 2016. Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Fund	Trade Date	Transaction	Shares Bought (Sold)	Unit Proceeds/Cost	Security
Marcato, L.P.	10/03/2016	Buy	4,656	$140.74	Common Stock*
Marcato II, L.P.	10/03/2016	Buy	2,544	$140.74	Common Stock*
Marcato International Master Fund, Ltd.	10/03/2016	Sell	(7,200)	$140.74	Common Stock*

*All transactions noted by an * are rebalancing transactions.